December 23, 2019

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Ruairi Regan

Re:	Request for Effectiveness for RW Holdings NNN REIT, Inc. Registration Statement on Form S-11 (File No. 333-231724)

Dear Mr. Regan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RW Holdings NNN REIT, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Monday, December 23, 2019, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Shelly Heyduk of O’Melveny & Myers LLP of such effectiveness by telephone at (949) 823-7968.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk at the telephone number above.

Very truly yours,

RW Holdings NNN REIT, Inc.

By:	/s/ Raymond J. Pacini
Name:	Raymond J. Pacini
Title:	Chief Financial Officer

cc:          Shelly Heyduk, O’Melveny & Myers LLP